UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34987 / August 21, 2023

In the Matter of

T. ROWE PRICE OHA SELECT PRIVATE CREDIT FUND
OHA SENIOR PRIVATE LENDING FUND (U) LLC
OHA PRIVATE CREDIT ADVISORS, L.P.
OHA PRIVATE CREDIT ADVISORS II, L.P.
OAK HILL ADVISORS, L.P.
OAK HILL ADVISORS (EUROPE), LLP
OHA (UK) LLP
OHA ARTESIAN CUSTOMIZED CREDIT FUND I, L.P.
OHA BLACK BEAR FUND, L.P.
OHA CREDIT OPPORTUNITIES CA (C), L.P.
OHA CA CUSTOMIZED CREDIT FUND, L.P. - OHA SENIOR PRIVATE
LENDING FUND (CA 3)
OHA CA CUSTOMIZED CREDIT FUND, L.P. - OHA SENIOR PRIVATE
LENDING FUND (CA 5)
OHA CA CUSTOMIZED CREDIT FUND, L.P. - OHA CO-INVEST
OPPORTUNITIES FUND (CA)
OHA CA CUSTOMIZED CREDIT FUND, L.P. - OHA CREDIT SOLUTION
FUNDS II (CA PARALLEL)
OHA CREDIT CADENZA FUND, L.P.
OHA-CDP ESCF, L.P.
OHA BCSS SSD, L.P.
OHA MPS SSD, L.P.
OHA BCSS SSD II, L.P.
OHA MPS SSD II, L.P.
OHA CREDIT ORIGINATION VEHICLE I, L.P.
OHA CREDIT SOLUTIONS FUND ICAV
OHA CREDIT SOLUTIONS FUND, L.P.
OHA CREDIT SOLUTIONS FUND (OFFSHORE), L.P.
OHA CREDIT SOLUTIONS II ICAV
OHA CREDIT SOLUTIONS FUND II, L.P.
OHA CREDIT SOLUTIONS FUND II (OFFSHORE), L.P.
OHA EUROPEAN STRATEGIC CREDIT MASTER FUND (EURO), L.P.
OHA KC CUSTOMIZED CREDIT MASTER FUND, L.P.
OHA CLO ENHANCED EQUITY MASTER FUND II, L.P.
OHA CLO ENHANCED EQUITY MASTER A FUND, L.P.
OHA AD DISLOCATION CREDIT FUND II, L.P.
OHA AD CUSTOMIZED CREDIT FUND (EUROPE), L.P.

OHA AD CUSTOMIZED CREDIT FUND (INTERNATIONAL), L.P.
OHA REAL ASSET OPPORTUNITIES MASTER FUND I, L.P.
OHA SA CUSTOMIZED CREDIT FUND, L.P.
OHA STRATEGIC CREDIT MASTER FUND II, L.P.
OHA STRATEGIC CREDIT MASTER FUND III, L.P.
OHA STRATEGIC CREDIT FUND III, L.P.
OHA STRATEGIC CREDIT MINI-MASTER FUND III (OFFSHORE), L.P.
OHA STRUCTURED PRODUCTS MASTER FUND C, L.P.
OHA STRUCTURED PRODUCTS MASTER FUND D, L.P.
OHA STRUCTURED PRODUCTS FUND E, L.P.
OHA STRUCTURED PRODUCTS MASTER FUND II, L.P.
OHA TACTICAL INVESTMENT MASTER FUND, L.P.
OHA TACTICAL INVESTMENT FUND, L.P.
OHA TACTICAL INVESTMENT MINI-MASTER FUND (OFFSHORE), L.P.
OHA TKY CUSTOMIZED CREDIT FUND, L.P.
OHA TKY CUSTOMIZED CREDIT FUND II, L.P.
OHA TKY CUSTOMIZED CREDIT FUND III, L.P.
ALOHA EUROPEAN CREDIT FUND, L.P.
OHA DIVERSIFIED CREDIT STRATEGIES FUND (PARALLEL), L.P.
OHA MD OPPORTUNISTIC CREDIT MASTER FUND, L.P.
OHA ENHANCED CREDIT STRATEGIES MASTER FUND, L.P.
OHA ENHANCED CREDIT STRATEGIES FUND, L.P.
OHA ENHANCED CREDIT STRATEGIES MINI-MASTER FUND, L.P.
OHA DIVERSIFIED CREDIT STRATEGIES TRACTOR MASTER FUND, L.P.
OHA LDN CUSTOMISED CREDIT MASTER, L.P.
OHA DIVERSIFIED CREDIT STRATEGIES MASTER FUND (PARALLEL II),
L.P.
OHA CENTRE STREET PARTNERSHIP, L.P.
OHA CLO STRATEGIES MASTER FUND, L.P.
OHA DIVERSIFIED CREDIT STRATEGIES FUND MASTER, L.P.
OHA DIVERSIFIED CREDIT STRATEGIES FUND, L.P.
OHA DIVERSIFIED CREDIT STRATEGIES FUND MINI-MASTER, L.P.
OHA UK CUSTOMIZED RMBS MASTER FUND, L.P.
OHAT CREDIT FUND, L.P.
OHA DELAWARE CUSTOMIZED CREDIT FUND-F, L.P.
OHA DELAWARE CUSTOMIZED CREDIT FUND, L.P.
OHA DYNAMIC CREDIT ORCA FUND, L.P.
OHA S.C.A., SICAV-SIF
OHA FINLANDIA CREDIT FUND, L.P.
OHA CUSTOM MULTI-SECTOR CREDIT MASTER FUND, L.P.
OHA AD CO-INVESTMENT FUND, L.P.
OHA FD CUSTOM CREDIT FUND, L.P.
OHA HT LEV LOAN FUND, L.P.
OHA CREDIT FUNDING 1, LTD.
OHA CREDIT FUNDING 2, LTD.

OHA CREDIT FUNDING 3, LTD.
OHA CREDIT FUNDING 4, LTD.
OHA CREDIT FUNDING 5, LTD.
OHA CREDIT FUNDING 6, LTD.
OHA CREDIT FUNDING 7, LTD.
OHA CREDIT FUNDING 8, LTD.
OHA CREDIT FUNDING 9, LTD.
OHA CREDIT FUNDING 10, LTD.
OHA CREDIT FUNDING 11, LTD.
OHA CREDIT FUNDING 12, LTD.
OHA CREDIT PARTNERS VII, LTD.
OHA CREDIT PARTNERS IX, LTD.
OHA CREDIT PARTNERS X-R, LTD.
OHA CREDIT PARTNERS XI, LTD.
OHA CREDIT PARTNERS XII, LTD.
OHA CREDIT PARTNERS XIII, LTD.
OHA CREDIT PARTNERS XIV, LTD.
OHA CREDIT PARTNERS XV, LTD.
OHA CREDIT PARTNERS XVI, LTD.
OHA LOAN FUNDING 2013-1, LTD.
OHA LOAN FUNDING 2013-2, LTD.
OHA LOAN FUNDING 2015-1, LTD.
OHA LOAN FUNDING 2016-1, LTD.
OAK HILL EUROPEAN CREDIT PARTNERS III DAC
OAK HILL EUROPEAN CREDIT PARTNERS IV, DAC
OAK HILL EUROPEAN CREDIT PARTNERS V, DAC
OAK HILL EUROPEAN CREDIT PARTNERS VI, DAC
OAK HILL EUROPEAN CREDIT PARTNERS VII, DAC
OAK HILL EUROPEAN CREDIT PARTNERS VIII, DAC
OHA CREDIT SOLUTIONS II MASTER FUND A SPV, L.P.
OHA CREDIT SOLUTIONS II MASTER FUND B SPV, L.P.
OHA CREDIT SOLUTIONS MASTER FUND I SPV, L.P.
OHA CREDIT SOLUTIONS MASTER FUND II SPV, L.P.
OHA MADISON LOAN FUND, L.P.
OHA FALCON FUND, L.P.
OHA KC CUSTOMIZED CREDIT MASTER FUND II, L.P.
OHA TKY CUSTOMIZED CREDIT FUND IV, L.P.
OHA HIGHLANDS, L.P.
OHA CREDIT FUNDING 13, LTD.
OHA CREDIT FUNDING 14, LTD.
OHA CREDIT FUNDING 15, LTD.

1 Vanderbilt Avenue
16th Floor
New York, NY 10017

(File No. 812-15461)

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

T. Rowe Price OHA Select Private Credit Fund, et al. filed an application on May 2, 2023, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On July 24, 2023, a notice of the filing of the application was issued (Investment Company Act Release No. 34963). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461) is granted, effective immediately, subject to the conditions contained in the application, as amended.

     For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary